STRATEGIC ALLIANCE AGREEMENT

This **Strategic Alliance Agreement** is made and entered into this _11th_ day of November ~~October~~ 2010, by and between ALPHA WASTEWATER INC. ("ALPHA"), a Nevada Corporation, 9160 DIAMOND ROAD, RICHMOND, BRITISH COLUMBIA, CANADA, V7E 1P3, and Shandong Provincial Urban Construction Design Institute (SCDI), No. 46 Wuxiaowei Fourth Rd., Jinan, Shandong, China.

Alpha owns the licensing rights for Ecofluid System Inc., USBF technology in China. USBF is patented and trade marked and is an award wining technology ranked as a world leader. USBF systems have been installed in North America, Central America and other regions. SCDI has been in the wastewater design industry for a number of years and is a lading wastewater technology research, recast, and design authority.

WITNESSETH:

WHEREAS, ALPHA desires to engage SCDI to provide the services as set forth in this Agreement, and

WHEREAS, SCDI is agreeable to provide these services.

NOW THEREFORE, in consideration of the mutual promise made in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Alpha wants to bring Ecofluid's USBF technology to China to identify Wastewater Treatment Plant Acquisition or Retrofitting or Water Reclamation opportunities for ALPHA. SCDI is willing to Present technology acquisitions and acquire wastewater treatment plant opportunities for Alpha.

2. SCDI will assist Alpha if both parties agree to acquire wastewater treatment plants in China. SCDI will negotiate and seek to acquire a wastewater treatment plant projects for subsequent sale and acquisition by ALPHA.

3. SCDI will assist Alpha by recommending Chinese buyers to use Alpha's USBF technogy. SCDI will further assist Alpha to market in China including the set up of a demonstration plant; using Chinese domestic parts, and meet Chinese wastewater standards.

4. SCDI will assist Alpha to acquire and build wastewater treatment plants in China, but Alpha has the sole discretion.

5. Remuneration fee will be based on Stock issued to SCDI for services rendered, at a price tied to the market trading price for the previous 10 consecutive trading days or the date agreed upon; or a percentage equity position in each plant to be agreed upon by each party to this Agreement.

6. Both parties agree to further discuss other co-operative opportunities.

7. The text of this agreement shall be Chinese and English. Both the Chinese and the English versions shall have legal force. In the case of discrepancy of interpretation between the Chinese and the English version, the Chinese version shall prevail.

Shandong Provincial Urban Construction Design Institute

By: _____

Alpha Wastewater Inc.

By: _____

November 11/2010

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